UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SAMSARA LUGGAGE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

79589J101

(CUSIP Number)

ILUSTRATO PICTURES INTERNATIONAL INC.

135 East 57th St. Suite 18-130

New York, NY 10022

(855) 256-7477

Attention: Nicolas Link

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 5, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 79589J101

1.	NAMES OF REPORTING PERSONS ILUSTRATO PICTURES INTERNATIONAL INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

Number Of Shares Beneficially Owned by Each Reporting Person With:	7.	SOLE VOTING POWER 150,753,425
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 150,753,425
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,753,425
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.5%
14.	TYPE OF REPORTING PERSON (see instructions) CO

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CUSIP No. 79589J101

1.	NAMES OF REPORTING PERSONS Nicolas Link
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION 26 Broadway, New York, NY 10004

Number Of Shares Beneficially Owned by Each Reporting Person With:	7.	SOLE VOTING POWER 150,753,425
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 150,753,425
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,753,425
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP No. 79589J101

ITEM 1. SECURITY AND ISSUER.

Samsara Luggage, Inc., a Nevada corporation (the “Issuer”), which has principal executive offices at 135 East 57th Street, Suite 18-130, New York, NY 10022. This statement relates to the Issuer’s class of common stock, $0.0001 par value per share (the “Common Stock”).

ITEM 2. IDENTITY AND BACKGROUND.

ILUSTRATO PICTURES INTERNATIONAL INC.

(a)	The reporting person is ILUSTRATO PICTURES INTERNATIONAL INC., a Nevada corporation (the “Reporting Person”).

(b)	The Reporting Person’s principal office is located 26 Broadway, New York, NY 10004.

(c)	The principal business of the Reporting Person is the global public safety and technology, engineering, and manufacturing industries. Historically, the company has evolved out of the public safety sector mainly through the development and manufacture of Emergency Services products, including Emergency Response vehicles, Special Vehicle conversions, Commercial EVs, and IoT Technology.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. The Reporting Person was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal, state securities laws or finding any violation with respect to such laws.

NICOLAS LINK

(a)	Nicolas is the chairman of the Reporting Person.

(b)	Mr. Link’s address 135 East 57th St., Suite 18-130, New York, NY 10022.

(c)	Mr. Link is the chairman of the Reporting Person.

(d)	Mr. Link has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Link has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Link is a citizen of the South Africa

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

See Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person entered into the transaction as part of a strategic investment in the Issuer as a Special Purpose Vehicle for Emergency Response Technologies “ERT”.

On January 3, 2024, the Reporting Person entered into the Convertible Debenture Sale Purchase & Assignment Agreement (the “Assignment Agreement”) with YAII PN Ltd (the “Seller”), and the Issuer, pursuant to which the Seller sold and assigned to the Reporting Person a convertible debenture dated December 19, 2021 (the “Convertible Debenture”) in the original amount of $500,000 plus accrued and unpaid interest as of January 3, 2023 of $102,739.73, for an aggregate amount of $602,739.73. The Convertible Debenture was reissued for principal and interest in the amount of $603,013.70, with a maturity date of January 5, 2025. Interest accrues on the outstanding principal balance at an annual rate of 10%. The Reporting Person acquired the Convertible Debenture in exchange for the aggregate payment of $203,915.50 on January 3, 2024.

Source of funds provided by financing activities in Ilustrato Pictures International Inc.

On January 5, 2024, the Reporting Person converted the Convertible Debenture into 150,753,425 shares of common stock in the Issuer pursuant to the terms of said Convertible Debenture. As a result of such conversion, the Reporting Person acquired control of 91.5 % of the outstanding shares in the Issuer.

The foregoing description of the Assignment Agreement and the Convertible Debenture are qualified by reference to such agreements, copies of which are filed as Exhibits 7.1 and 7.2, respectively, and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a, b) As of the date of this statement, the Reporting Person is the beneficial owner of 150,753,425 or 91.5% of the Issuer’s issued and outstanding shares of Common Stock, based on an aggregate of 164,675,839 shares of Common Stock issued and outstanding as of January 5, 2024. The Reporting Person has the sole power to vote or direct the vote, sole power to dispose or to direct the disposition of the shares.

(c) See Item 4 of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 and 7 of this Schedule 13 D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

1.	Convertible Debenture Sale, Purchase & Assignment Agreement, dated as of January 3, 2024, by and Among YAII, Ltd, Ilustrato Pictures International Inc., and the Issuer.

2.	Convertible Debenture, reissued January 5, 2024, in the reissued principal amount of $603,013.70

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2024

ILUSTRATO PICTURES INTERNATIONAL INC

By:	/s/ Nicolas Link
Name:	Nicolas Link
Title:	CEO

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EXHIBIT A

CONVERTIBLE DEBENTURE SALE, PURCHASE & ASSIGNMENT AGREEMENT

THIS CONVERTIBLE DEBENTURE SALE, PURCHASE & ASSIGNMENT AGREEMENT (this “Agreement”), dated as of January 3, 2024, by and among YAII PN, LTD (the “Seller”), a Cayman Islands limited company with an address at 1012 Springfield Avenue Mountainside, NJ 07092 and ILLUSTRATO PICTURES INTERNATIONAL INC. (AKA ILUS International) (the “Buyer”), a company organized under the laws of Nevada with an address at 26 Broadway, New York, NY 10004 and SAMSARA LUGGAGE INC., a company organized under the laws of Nevada with an address at 135 E. 57th Street, New York, NY 10022 (“Company”) (the Seller and the Buyer shall individually hereunder be referred to as a “Party” or collectively as the “Parties”).

WITNESSETH

WHEREAS, the Company and the Seller entered into certain investment arrangements set forth on Schedule A attached hereto and referred to herein collectively as the “Transaction Documents” pursuant to which the Seller is the owner of and holds a convertible debenture dated December 14, 2021 (the “December 2021 Debenture” and/or the “Convertible Debenture”) as set forth below:

Convertible Debenture Number	Issuance Date	Holder	Original Face Amount	Outstanding Principal	Accrued and Unpaid Interest (as of 12/19/23)	Purchase Price
SAML 5 1-1	December 14, 2021	YAII	$500,000	$500,000	$102,739.73	$203,915.50

WHEREAS, true, correct and complete copies of the Transaction Documents are attached as Composite Exhibit “A” hereto;

WHEREAS, the Seller has not effectuated conversions of the Convertible Debenture so that the principal amount outstanding under the Convertible Debenture and outstanding and accrued interest are as provided above;

WHEREAS, the shares of the Company’s Common Stock are listed for trading on the OTC Pink Market (the “Primary Market”) under the symbol “SAML” (the “Common Stock”);

WHEREAS, Seller, upon the execution of this Agreement, desires to sell and assign to the Buyer, and the Buyer desires to purchase and accept from Seller, the Convertible Debenture in exchange for an aggregate payment of $203,915.50 (the “Purchase Price”) by the Buyer to the Seller. The sale and purchase of the Debenture and the payment of the Purchase Price will in accordance with Section 2 hereof; and

NOW, THEREFORE, in consideration of the mutual covenants and other agreements contained in this Agreement the Seller and the Buyer hereby agree as follows:

1. CERTAIN DEFINITIONS.

(a) “Anti-Bribery Laws” shall mean of any provision of any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any applicable provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010, or any other similar law of any other jurisdiction in which the Company operates its business, including, in each case, the rules and regulations thereunder.

(b) “Anti-Money Laundering Laws” shall mean applicable financial recordkeeping and reporting requirements and all other applicable U.S. and non-U.S. anti-money laundering laws, rules and regulations, including, but not limited to, those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the United States Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, and the United States Money Laundering Control Act of 1986 (18 U.S.C. §§1956 and 1957), as amended, as well as the implementing rules and regulations promulgated thereunder, and the applicable money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency or self-regulatory.

(c) “Applicable Laws” shall mean applicable laws, statutes, rules, regulations, orders, executive orders, directives, policies, guidelines, ordinance or regulation of any governmental entity and codes having the force of law, whether local, national, or international, as amended from time to time, including without limitation (i) all applicable laws that relate to money laundering, terrorist financing, financial record keeping and reporting, (ii) all applicable laws that relate to anti-bribery, anti-corruption, books and records and internal controls, including the Anti-Bribery Laws, (iii) OFAC and any Sanctions Laws or Sanctions Programs, and (iv) CAATSA and any CAATSA Sanctions Programs, Anti-Money Laundering Laws.

(d) “CAATSA” shall mean Public Law No. 115-44 The Countering America’s Adversaries Through Sanctions Act.

(e) “CAATSA Sanctions Programs” shall mean a country or territory that is, or whose government is, the subject of sanctions imposed by CAATSA.

(f) “OFAC” shall mean the U.S. Department of Treasury’s Office of Foreign Asset Control.

(g) “Sanctioned Country” shall mean a country or territory that is the subject or target of a comprehensive embargo or Sanctions Laws prohibiting trade with the country or territory, including, without limitation, Russia, Crimea, Cuba, Iran, North Korea, Sudan and Syria.

(h) “Sanctions Laws” shall mean any sanctions administered or enforced by OFAC or the U.S. Departments of State or Commerce and including, without limitation, the designation as a “Specially Designated National” or on the “Sectoral Sanctions Identifications List”, collectively “Blocked Persons”), the United Nations Security Council (“UNSC”), the European Union, Her Majesty’s Treasury (“HMT”) or any other relevant sanctions authority.

(i) “Sanctions Programs” shall mean any OFAC, HMT or UNSC economic sanction program including, without limitation, programs related to a Sanctioned Country.

(j) “Trading Day” shall mean any day on which the Principal Market is open for customary trading.

2. SALE, PURCHASE AND ASSIGNMENT OF THE DEBENTURES.

(a) Sale, Purchase, and Term. On the date hereof the Seller shall sell and the Buyer shall purchase the Convertible Debenture (the “Sold and Assigned Debenture”), in exchange for the payment of the Purchase Price, and other good and valuable consideration, and the Seller’s absolute, irrevocable and unconditional sale, assignment, conveyance, contribution and transfer (collectively, the “Sale/Assignment”) to the Buyer of all its right, title and interest, in the Sold and Assigned Debenture purchased. The Sale/Assignment shall consist solely of the Sold and Assigned Debenture sold and purchased hereunder (and shall exclude any other securities held by the Seller, including any warrants or other securities issued to the Seller pursuant to the terms of other transaction documents by and between the Seller and the Buyer).

(b) Payment of the Purchase Price, Closing and Closing Date. The Purchase Price shall be paid by Buyer to Seller by wire transfer within 1 Trading day of the date hereof (the “Closing” or the “Closing Date”) in US Dollars by wire transfer to the account of the Seller set forth below.

Bank Name:	Flagstar Bank, N.A.
Bank Address:	58 S. Service Road, Suite 120
Mellville, NY 11747
ABA/Routing#	026 013 576 (for Domestic Wires)
BIC/SWIFT:	SIGNUS33 (for International Wires)
Account#	1504503395
Account Name:	YAII PN, Ltd.

(c) Upon the Seller’s receipt of the Purchase Price, the Seller shall notify the Company of such Sale/Assignment (the “Purchase Notice”).

(d) Assignment, Transfer and Reissuance of the Sold and Assigned Debenture. Upon Seller’s notification pursuant to Section 2(c) above, the Company the Company shall take such steps necessary, including but not limited to issuing to Buyer a Debenture in the Buyer’s name reflecting such face amount of the Sold and Assigned Debenture, to register the Buyer on its books and records the Buyer as the holder of the Sold and Assigned Convertible Debenture and to send the transfer agent notice of conversion of the Sold and Assigned Convertible Debenture and ensure that any shares issuable upon conversion of the Sold and Assigned Convertible Debenture are promptly issued to the Buyer.

(e) Nullification of Purchase and Sale of the Shares and Termination of Agreement. In the event that the Buyer does not deliver the Purchase Price, within 1 Trading day of the date hereof such Sale/Assignment shall be deemed to be null and void and the Seller shall be under no obligation to consummate the transactions contemplated herein with no further obligations on the part of the Seller and this Agreement will terminate.

3. REPRESENTATIONS AND WARRANTIES OF THE SELLER.

The Seller represents, warrants and covenants that each of the following is true and accurate as of the date hereof, which representations, warranties and covenants shall survive the execution and delivery of this Agreement:

(a) Organization. The Seller is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate, partnership or other applicable power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations thereunder, and the execution, delivery and performance by the Seller of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or similar action on the part of the Seller.

(b) Due Formation of the Seller. The Seller is a corporation, that is not an individual person, it has been formed and validly exists and has not been organized for the specific purpose of selling the Sold and Assigned Convertible Debenture and is not prohibited from doing so.

(c) Authorization, Enforcement. This Agreement, when executed and delivered by the Seller, will constitute a valid and legally binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(d) Ownership. The Seller is the sole and exclusive and legal and beneficial owner of the Debenture and upon the Sale/Assignment will convey to the Buyer all of its right, title and interest to the Sold and Assigned Debenture, free and clear of all liens, mortgages, pledges, security interests, encumbrances or charges of any kind or description, and upon consummation of the Sale/ Assignment good and marketable title to the Sold and Assigned Convertible Debenture shall be the Buyer. Neither the Sold and Assigned Convertible Debenture nor any of the Transaction Documents have been amended, revised, modified or changed in any manner from the copies of the executed agreements and documents attached in Composite Exhibit “A” hereto other than the as articulated in the Forbearance Agreement by and between the Seller and the Company dated December 28, 2022 described in Section 4(k) herein.

(e) No Consents, Approvals, Violations or Breaches. Neither the execution and delivery of this Agreement by the Seller, nor the consummation by Seller of the transactions contemplated herby, will (i) require any consent, approval, authorization or permit of, or filing, registration or qualification with or prior notification to, any governmental or regulatory authority under any law of the United States, any state or any political subdivision thereof applicable to the Seller, (ii) violate any statute, law, ordinance, rule or regulation of the United States, any state or any political subdivision thereof, or any judgment, order, writ, decree or injunction applicable to the Seller or any of Seller’s properties or assets, , or (iii) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or any event which, with or without due notice or lapse of time, or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Seller is a party or by which the Seller or any of the Seller’s properties or assets may be bound.

(f) Non-affiliate. The Seller is not the beneficial owner of greater than 4.99% of the outstanding shares of Common Stock of the Company, nor an affiliate, as defined by the Securities Act of 1933, as amended (the “Securities Act”), or as defined under Rule 144, of the Company nor has it been an affiliate of the Company in the 90 days prior to the Closing Date.

(g) General Solicitation. The Seller is not selling the Sold and Assigned Convertible Debenture as a result of any advertisement, article, notice or other communication regarding the Convertible Debenture published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

4. REPRESENTATIONS AND WARRANTIES OF THE BUYER.

The Buyer hereby represents, warrants and covenants that each of the following is true and accurate as of the date hereof, which representations, warranties and covenants shall survive the execution and delivery of this Agreement:

(a) Organization: Authority. The Buyer is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate, partnership or other applicable power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations thereunder, and the execution, delivery and performance by the Buyer of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or similar action on the part of the Buyer.

(b) No Consents, Approvals, Violations or Breaches. Neither the execution and delivery of this Agreement by the Buyer, nor the consummation by Buyer of the transactions contemplated herby, will (i) require any consent, approval, authorization or permit of, or filing, registration or qualification with or prior notification to, any governmental or regulatory authority under any law of the United States, the jurisdiction in which the Buyer is organized, any state or any political subdivision thereof applicable to the Buyer, (ii) violate any statute, law, ordinance, rule or regulation of the United States, the jurisdiction in which the Buyer is organized, any state or any political subdivision thereof, or any judgment, order, writ, decree or injunction applicable to the Buyer or any of Buyer’s properties or assets, the violation of which would have a material adverse effect upon the Buyer, or (iii) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or any event which, with or without due notice or lapse of time, or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Buyer is a party or by which the Seller or any of the Buyer’s properties or assets may be bound which would have a material adverse effect upon the Buyer.

(c) Authorization, Enforcement. This Agreement, when executed and delivered by the Buyer, will constitute a valid and legally binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(d) Accredited Investor Status. The Buyer (a) is an “Accredited Investor” as that term is defined in Rule 501(a) of the Securities Act, (b) either alone or together with its representatives, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of this investment and make an informed decision to so invest, and has so evaluated the risks and merits of such investment, (c) has the ability to bear the economic risks of this investment and can afford a complete loss of such investment, (d) understands the terms of and risks associated with the acquisition of the Sold and Assigned Convertible Debenture, including, without limitation, a lack of liquidity, price transparency or pricing availability and risks associated with the industry in which the Company operates, and (e) has had the opportunity to review such disclosure regarding the Company, its business, its financial condition and its prospects as the Buyer has determined to be necessary in connection with the purchase of the Sold and Assigned Convertible Debenture,

(e) Investment Purpose. The Buyer is acquiring the Sold and Assigned Debenture for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act. The Buyer does not presently have any agreement or understanding, directly or indirectly, with any corporation, association, partnership, organization, business, individual, government or political subdivision thereof or governmental agency (“Person”) to distribute any of the Sold and Assigned Convertible Debenture.

(f) Investment Experience: Access to Information. The Buyer (a) either alone or together with its representatives, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the purchase of the Assigned and Sold Debenture and make an informed decision to purchase of the Debenture, and has so evaluated the risks and merits of such purchase of the Debenture, (b) has the ability to bear the economic risks of the purchase of the Debenture and can afford a complete loss of the Purchase Price, (c) understands the terms of and risks associated with the acquisition of the Debenture, including, without limitation, a lack of liquidity, price transparency or pricing availability and risks associated with the industry in which the Company operates, (d) has had the opportunity to review such disclosure regarding the Company, its business, its financial condition and its prospects as the Buyer has determined to be necessary in connection with the transactions hereunder.

(g) Restrictions on Transfer or Resale. The Buyer understands that: (a) the Sold and Assigned Convertible Debenture and the shares of the Company’s common stock to be issued upon conversion of the Sold and Assigned Debenture (the “Shares”) are not registered under the Securities Act or the securities laws of any state and are “restricted securities” as said term is defined in Rule 144 of the Rules and Regulations promulgated under the Securities Act (“Rule 144”), (b) the Shares may not be offered for sale, sold, pledged, assigned or otherwise transferred unless such Shares are registered pursuant to an effective registration statement under the Securities Act, Rule 144 or an exemption from such registration provisions is available with respect to such transaction, and (c) each of the Sold and Assigned Convertible Debenture if reissued by the Company and Shares, when issued, may bear a standard Rule 144 restrictive legend.

(h) General Solicitation. The Buyer is not buying the Debenture as a result of any advertisement, article, notice or other communication regarding the Debentures published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(i) Reliance on Exemptions. The Buyer understands that the Shares are being offered and sold to it in reliance on spe exemptions from the registration requirements of United States federal and state securities laws.

(j) No Legal Advice From the Seller. The Buyer acknowledges, that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement and the Transaction Documents with his or its own legal counsel and investment and tax advisors. The Buyer is relying solely on such counsel and advisors and not on any statements or representations of the Seller or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

(k) Forbearance Agreement. The Buyer acknowledges that the Debenture is subject to that Forbearance Agreement entered into by the Seller and the Company dated December 28, 2022, attached hereto as Exhibit “C”.

(l) Absence of Litigation. There is no action, suit, proceeding, judgment, claim or investigation pending, or to the knowledge of the Buyer, threatened against the Buyer which could reasonably be expected in any manner to challenge or seek to prevent, enjoin, alter or materially delay any of the transactions contemplated hereby.

(m) CAATSA. Neither the Buyer nor, to the Buyer’s knowledge, any Person associated or affiliated with the Buyer, is a Person that is, or is owned or controlled by a Person that has a place of business in, or is operating, organized, resident or doing business in a country or territory that is, or whose government is, the subject of the CAATSA Sanctions Programs.

(n) Compliance with Applicable Laws. Buyer has at all times been in compliance with Applicable Laws and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Buyer or any Person affiliated with the Buyer with respect to Applicable Laws is pending or threatened.

(o) No Conflicts with Sanctions Laws. Neither the Buyer nor any Person associated or affiliated with or acting on behalf of the Buyer is, or is directly or indirectly owned or controlled by, a Person that is currently the subject or the target of any Sanctions Laws or is a Blocked Person; neither the Buyer nor any Person associated with or acting on behalf of the Buyer, is located in, organized, a resident of, has a place of business in or is doing business in a country or territory that is the subject or target of a comprehensive embargo, Sanctions Laws or Sanctions Programs prohibiting trade with a Sanctioned Country; neither the Buyer, Person associated with or acting on behalf of the Buyer conducts any business with or for the benefit of any Blocked Person or engages in making or receiving any contribution of funds, goods or services to, from or for the benefit of any Blocked Person, or deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked or subject to blocking pursuant to any applicable Sanctions Laws or Sanctions Programs; no action of the Buyer in connection with (i) the execution, delivery and performance of this Agreement, (ii) the purchase of the Shares, or (iii) direct or indirect source of Purchase Price, are from proceeds loaned, contributed or otherwise made available, directly or indirectly, from any Person or entity, (i) funding or facilitating any activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions Laws or Sanctions Programs, (ii) funding or facilitating any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any Person of Sanctions Laws or Sanctions Programs.

(p) No Conflicts with Anti-Bribery Laws. Neither the Buyer nor any Person affiliated with Buyer or acting on the Buyer’s behalf obtained the Purchase Price by a contribution or other payment from any official of, or candidate for, any federal, state or foreign office in violation of any law. Neither the Buyer, nor any Person associated with or acting on behalf of the Buyer, (i) obtained the Purchase Price form any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) obtained the Purchase Price from any direct or indirect unlawful payment from any foreign or domestic government official or employee or from foreign or domestic political parties or campaigns, (iii) has violated or is in violation of any provision of any Anti-Bribery Laws, (iv) otherwise obtained the Purchase Price from any offer, bribe, rebate, payoff, influence payment, unlawful kickback or other unlawful payment; (v) neither the Buyer nor any Person associated with the Buyer or acting on the Buyer’s behalf obtained directly or indirectly any portion of the Purchase Price, from a loan, contribution or otherwise from any Person financing or facilitating any activity that would violate the laws and regulations referred to herein in (vi) to the knowledge of the Buyer, there are, and have been, no allegations, investigations or inquiries with regard to a potential violation of any Anti-Bribery Laws by the Buyer, Person acting or purporting to act on the Buyer’s behalf.

(q) Complete and Accurate Information. The information the Buyer provided to the Seller with regard to the Buyer’s, compliance with Applicable Laws due diligence was and is complete and accurate in all material respects, and does not fail to identify (i) any country in which the Buyer operates, (ii) or any person or entity which may be a associated with the Buyer, or (iii) the source or origin of the Purchase Price to be received by the Seller pursuant to this Agreement.

(r) The Buyer acknowledges that the Seller has made prior investments in the Company and may do so in the future and in this regard may be the owner of other “securities” including but not limited to convertible debentures or warrants of the Company which the Seller may dispose of or shares of the Company issued upon conversion or exercise thereof either in open market sales or privately negotiated transactions. The Buyer also acknowledges that the Seller may be in possession of information with regard to the Company that the Buyer may deem to be material in making a decision to enter into the transaction contemplated hereunder. The Buyer hereby waives any claim or potential claim it has or may have against the Seller relating to the Seller’s potential possession of such information.

5. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company hereby represents, warrants and covenants that each of the following is true and accurate as of the date hereof, which representations, warranties and covenants shall survive the execution and delivery of this Agreement:

(b) Authority. The Company has the full power and authority to execute and deliver this Agreement.

(c) Issuance of the Debenture to the Seller. The Company issued to Seller the Convertible Debenture pursuant to Transaction Documents Agreement. Such issuance of the Debenture and any shares issued to Seller pursuant to the terms of the Convertible Note were issued in accordance and in compliance with applicable securities laws, including, without limitation, the Securities Act.

(d) Consideration from Seller. The Company received from the Seller such consideration for the issuance of the Debenture as described and pursuant to the Transaction Documents. The Company further represents and warrants that there are no defenses to the payment of the principal or interest or any other sum that has or may accrue or be payable pursuant to the Assigned and Sold Convertible Debenture. As of the date hereof,

$601,780.82 in principal and interest is owed on the Assigned and Sold Convertible Debenture.

(e) Affiliate. The Seller is not an Affiliate, as defined by the Securities Act or as defined under Rule 144, of the Company nor has it been an Affiliate of the Company in the 90 days prior to the Closing Date.

(f) The Company hereby acknowledges this Agreement and the sale by the Seller to the Buyer of the Sold and Assigned Debenture and the assignment by the Seller of its rights and obligations pursuant to the Transaction Documents and the Sold and Assigned Debenture to the Buyer, and the Company shall recognize the Buyer as a party to the Transaction Documents and the holder of the Sold and Assigned Debenture and entitled to any all rights and obligations thereunder.

6. COVENANTS OF THE BUYER.

(a) Use of Purchase Price. Until and including the Closing Date, the Buyer will promptly notify the Seller in writing if the Buyer or any Person affiliated with the Buyer shall become a Blocked Person.

(b) The representations and warrants and covenants set forth above shall be ongoing until and including the Closing Date. The Buyer shall promptly notify the Seller in writing should it become aware during such period (a) of any changes to these representations and warranties and covenants, or (b) if it cannot comply with the representations and warranties and covenants set forth herein. Until and including the Closing Date the Buyer shall also promptly notify the Seller in writing during such period should it become aware of an investigation, litigation or regulatory action relating to an alleged or potential violation of Applicable Laws.

(c) The Buyer shall provide such information and documentation it may have to the Seller or any of its affiliates may reasonably request to satisfy compliance with the representations and warranties and covenants of the Buyer contained herein or to facilitate the Seller’s sale of the Debenture.

7. COVENANTS OF THE COMPANY.

(a) Reissuance of the Convertible Debenture. The Company agrees to promptly take the actions pursuant to Section 2(d) of this Agreement.

8. CONDITIONS TO THE SELLER’S OBLIGATION TO SELL.

The obligation of the Seller to sell the Sold and Assigned Convertible Debenture to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Seller’s sole benefit and may be waived by the Seller at any time in its sole discretion:

(a) The Buyer shall have executed this Agreement and delivered it to the Seller.

(b) The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

(c) The Seller shall have received the Purchase Price from the Buyer pursuant to Section 2(b) herein.

9. CONDITIONS TO THE BUYER’S OBLIGATION TO PURCHASE.

(a) The obligation of the Buyer hereunder to purchase the Shares is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Buyer’s sole benefit and may be waived by the Buyer at any time in its sole discretion:

(i) The Seller shall have executed this Agreement and delivered the same to the Buyer.

(ii) The representations and warranties of the Seller shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality herein, in which case, such representations and warranties shall be true and correct without further qualification) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Seller shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Seller at or prior to the Closing Date

10. TERM, GOVERNING LAW, MISCELLANEOUS.

(a) Term. Except as otherwise provided for herein, in the event that the Closing shall not have occurred due to the Buyer’s failure to satisfy the conditions set forth herein including but not limited to the Seller not being in receipt of the Purchase Price pursuant as provided for in Section 2(b) (and the Seller’s failure to waive such unsatisfied condition(s)), this Agreement, other than the representations and warranties and indemnification provisions contained herein in the event of a Sale/Assignment, shall terminate one (1) business days from the date hereof as provided for in Section 2(e) and the Seller shall be under no obligation to sell the Debenture.

(b) Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New Jersey without regard to the principles of conflict of laws.

(c) Arbitration: The Parties hereby agree that any and all disputes, controversies or claims arising out of, or in connection with this Agreement, as well as this Agreement’s validity, interpretation, execution or any breach or claimed breach thereof, shall be referred to binding arbitration before a single arbitrator to be mutually appointed by the Parties hereto and in the absence of agreement as to the identity of the arbitrator, the arbitrator shall be appointed by the American Arbitration Association upon the written request of any of the Parties. The arbitrator shall be a qualified New Jersey lawyer with experience in matters similar to the matters in dispute. The proceedings shall be held in Union County, N.J, and the cost of the arbitration proceedings, including the arbitrator’s fees, shall be paid by the party against whom the award is made.

(d) Counterparts. This Agreement may be executed in two or more counterparts in portable document format (“.pdf”) or by electronic signature (e.g., DocuSign or similar software) and transmitted via electronic mail, DocuSign or similar software which shall be deemed to be original copies as against any party whose signature appears thereon, and all of which together shall constitute one and the same agreement. The electronic mail delivery of an executed .pdf copy or DocuSign or similar software of this Agreement shall be deemed valid as if an original signature were delivered.

(e) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(f) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(g) Entire Agreement, Amendments. This Agreement supersedes all other prior oral or written agreements between the parties herein, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Seller, the Buyer or the Company make any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

(h) Waiver. Failure to enforce any provision of this Agreement by a Party shall not constitute a waiver of the provision unless agreed to in writing. No waiver of any provision shall be considered a waiver of any other provision.

(i) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing or by electronical mail, and will be deemed to have been duly given (a) upon personal delivery, (b) upon deposit in the mail if mailed by certified mail, return receipt requested, postage prepaid, (c) upon deposit with a recognized courier with next-day delivery instructions, or (d) upon confirmation of transmission, if sent by electronic mail, to the electronic mail address set forth on the signature page to this Agreement or such other electronic mail address as either party may specify by notice sent in accordance with this Section 16 (provided that the electronic mail transmission is not returned in error or the sender is not otherwise notified of any error in transmission or failure to deliver). The addresses and e-mail addresses for such communications shall be:

If to the Seller, to:	YAII PN, Ltd.
1012 Springfield Avenue
Mountainside, NJ 07092 Attention: Matthew Beckman Telephone: (732) 213-1864
Email: mbeckman@yorkvilleadvisors.com

With a copy to:	David Gonzalez
1012 Springfield Avenue
Mountainside, NJ 07092

Telephone: (201) 536-5109
Email: dgonzalez@yorkvilleadvisors.com

If to the Buyer, to:	Illustrato Pictures International Inc. (AKA Ilus International)
26 Broadway
New York, NY 10004
Attention: Nicolas Link
Telephone: +971 58-589-4069
Email: nick.link@ilus-group.com

With a copy to:	Ilustrato Pictures International Inc. (AKA Ilus International)
26 Broadway
New York, NY 10004
Attention: John-Paul Backwell
Telephone: +44 7548-829-069
Email: nick.link@ilus-group.com

If to the Company:	Samsara Luggage, Inc.
One University Plaza – Suite 505
Hackensack, NJ 07601
Attention: Atara Dzikowski
Telephone: (855) 256-7477
Email: atara@samsaraluggage.com

With a copy to:	Foley Shechter Ablovatskiy LLP
1001 Avenue of the Americas, 12th Floor
New York, NY 10018
Attention: Jonathan Shechter
Telephone: (212)335-0465
Email: js@foleyshechter.com

(j) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. Neither the Seller, the Buyer or the Company shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party hereto.

(k) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(l) Survival. Unless this Agreement is terminated under Section 2(e) or 10(a) without the consummation of a Closing hereunder, all agreements, representations and warranties contained in this Agreement or made in writing by or on behalf of any party in connection with the transactions contemplated by this Agreement shall survive the execution and delivery of this Agreement and the Closing.

(m) Publicity. Neither Party shall have the right to issue any press release or any other public statement with respect to the transactions contemplated hereby; provided, however, that the Buyer shall be entitled, without the prior approval of the Seller, to issue or file any public disclosure or filing with respect to such transactions required under applicable securities or other laws or regulations.

(n) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(o) Brokerage. The Buyer and the Seller represent that no broker, agent, finder or other party has been retained by it in connection with the transactions contemplated hereby and that no other fee or commission has been agreed to be paid for or on account of the transactions contemplated hereby.

(p) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

[REMAINDER PAGE INTENTIONALLY LEFT BLANK]

SELLER:	BUYER:

ILLUSTRATO PICTURES INTERNATIONAL INC.
YAII PN, LTD.	(AKA Ilus International)

By: Yorkville Advisors Global, LP	By:	/s/ Nicolas Link
Its: Investment Manager	Name:	Nicolas Link
Title:
By: Yorkville Advisors Global II, LLC
Its: General Partner

By:	/s/ David Gonzalez
Name:	David Gonzalez
Title:	General Counsel

COMPANY:

SAMSARA LUGGAGE INC.

By:	/s/ Atara Dzikowski
Name:	Atara Dzikowski
Title:	Chief Executive Officer

SCHEDULE A

TRANSACTION DOCUMENTS

●	Securities Purchase Agreement dated December 14, 2021, between SAML and YAII.

Debenture No. SAML 5 1-1 issued to YAII on December 14, 2021 in the original principal amount of $500,000.

Irrevocable Transfer Agent Instructions dated December 14, 2021 between SAML, Worldwide Stock Transfer and YAII.

Composite Exhibit “A”

(Transaction Documents)

Exhibit “B”

(Purchase Notice)

Exhibit “C”

(Forbearance Agreement)

EXHIBIT B

EXECUTION VERSION

NEITHER THIS DEBENTURE NOR THE SECURITIES INTO WHICH THIS DEBENTURE IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE. THESE SECURITIES HAVE BEEN SOLD IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

SAMSARA LUGGAGE, INC.

Convertible Debenture

Issuance Date: December 14, 2021	Original Principal Amount: $500,000

Reissue Date: January 5, 2024	Reissued Principal and Interest:$603,013.70

No. SAML-6-1-1

FOR VALUE RECEIVED, SAMSARA LUGGAGE, INC., a Nevada corporation (the “Company”), hereby promises to pay to the order of ILUSTRATO PICTURES INTERNATIONAL INC., or registered assigns (the “Holder”) the amount set out above as the Reissued Principal and Interest (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the “Principal”) when due, on the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest (“Interest”) on any outstanding Principal at the applicable Interest Rate from the date set out above as the Issuance Date (the “Issuance Date”) until the same becomes due and payable, whether upon the Maturity Date, acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Convertible Debenture (including all Convertible Debentures issued in exchange, transfer or replacement hereof) shall hereinafter be referred to as this “Debenture”). Certain capitalized terms used herein are defined in Section 17.

(1)	GENERAL TERMS

(a) Payment of Principal. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal and accrued Interest. The “Maturity Date” shall be January 5, 2025, as may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default (as defined below) shall have occurred and be continuing on the Maturity Date (as may be extended pursuant to this Section 1) or any event shall have occurred and be continuing on the Maturity Date (as may be extended pursuant to this Section 1) that with the passage of time and the failure to cure would result in an Event of Default. Other than as specifically permitted by this Debenture, the Company may not prepay or redeem any portion of the outstanding Principal without the prior written consent of the Holder.

(b) Interest. Interest shall accrue on the outstanding principal balance hereof at an annual rate equal to 10% (“Interest Rate”). Interest shall be calculated on the basis of a 365-day year and the actual number of days elapsed, to the extent permitted by applicable law. Interest hereunder shall be paid on the Maturity Date (or sooner if upon conversion or acceleration by the Holder as provided herein) to the Holder or its assignee in whose name this Debenture is registered on the records of the Company regarding registration and transfers of Debentures at the option of the Company in cash, or, provided that the Equity Conditions are then satisfied converted into Common Stock at the Market Conversion Price on the Trading Day immediately prior to the date paid.

(2)	EVENTS OF DEFAULT.

(a) An “Event of Default”, wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i) the Company’s failure to pay to the Holder any amount of Principal, Interest, or other amounts when and as due under this Debenture (including, without limitation, the Company’s failure to pay any redemption payments or amounts hereunder), which failure is not cured within thirty (30) days of the date the Company is notified by the Holder of the occurrence of such failure;

(ii) The Company or any subsidiary of the Company shall commence, or there shall be commenced against the Company or any subsidiary of the Company under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company or any subsidiary of the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or any subsidiary of the Company or there is commenced against the Company or any subsidiary of the Company any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 61 days; or the Company or any subsidiary of the Company is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company or any subsidiary of the Company suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 61 days; or the Company or any subsidiary of the Company makes a general assignment for the benefit of creditors; or the Company or any subsidiary of the Company shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Company or any subsidiary of the Company shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Company or any subsidiary of the Company shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Company or any subsidiary of the Company for the purpose of effecting any of the foregoing;

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(iii) The Company or any subsidiary of the Company shall default in any of its obligations under any other debenture or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Company or any subsidiary of the Company in an amount exceeding $250,000, whether such indebtedness now exists or shall hereafter be created and such default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

(iv) If the Common Stock is quoted or listed for trading on the following and it ceases to be so quoted or listed for trading and shall not again be quoted or listed for trading on the OTC Markets’ (the “Primary Market”) within 5 Trading Days of such delisting;

(v) The Company or any subsidiary of the Company shall be a party to any Change of Control Transaction (as defined in Section 17) unless in connection with such Change of Control Transaction this Debenture is retired;

(vi) the Company’s (A) failure to cure a Conversion Failure by delivery of the required number of shares of Common Stock within 5 Business Days after the applicable Conversion Failure or (B) notice, written or oral, to any holder of the Debenture, including by way of public announcement, at any time, of its intention not to comply with a request for conversion of the Debenture into shares of Common Stock that is tendered in accordance with the provisions of the Debentures, other than pursuant to Section 4(e);

(vii) The Company shall fail for any reason to deliver the payment in cash pursuant to a Buy-In (as defined herein) within 5 Business Days after such payment is due;

(viii) The Company shall fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach or default of any provision of this Debenture (except as may be covered by Section 2(a)(i) through 2(a)(viii) hereof) which is not cured within the time prescribed.

(b) During the time that any portion of this Debenture is outstanding, if any Event of Default has occurred, the full unpaid Principal amount of this Debenture, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become at the Holder’s election, immediately due and payable in cash; provided however, the Holder may request (but shall have no obligation to request) payment of such amounts in Common Stock of the Company. If an Event of Default occurs and for so long as such Event of Default remains uncured, the Interest Rate on this Debenture shall immediately become 15% per annum and shall remain at such increased interest rate until the applicable Event of Default is cured. Furthermore, in addition to any other remedies, the Holder shall have the right (but not the obligation) to convert this Debenture at any time after (x) an Event of Default at the Market Conversion Price or (y) the Maturity Date at the Market Conversion Price. The Holder need not provide and the Company hereby waives any presentment, demand, protest or other notice of any kind, (other than required notice of conversion) and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

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(3)	COMPANY REDEMPTION.

(a) Company’s Cash Redemption. The Company at its option shall have the right to redeem (a “Redemption”), in part or in whole, outstanding Principal and Interest under this Debenture prior to the Maturity Date provided that as of the date of the Holder’s receipt of a Redemption Notice (as defined herein) (i) the VWAP of the Company’s Common Stock is less than the Fixed Conversion Price and (ii) there is no Equity Conditions Failure. The Company shall pay an amount equal to the principal amount being redeemed plus a redemption premium equal to 5% of the outstanding Principal Amount being redeemed plus outstanding and accrued Interest (“Redemption Premium”). In order to make a Redemption pursuant to this Section, the Company shall first provide 15 business days advanced written notice to the Holder of its intention to make a redemption (the “Redemption Notice”) setting forth the amount of Principal and Interest it desires to redeem plus the applicable Redemption Premium (the “Redemption Amount”). After receipt of the Redemption Notice the Holder shall have 15 Business Days to elect to convert all or any portion of this Debenture, subject to the limitations set forth in Section4(f). On the 16th Business Day after the Redemption Notice, the Company shall deliver to the Holder via wire transfer of immediately available funds the Redemption Amount with respect to the Principal Amount and Interest redeemed after giving effect to conversions by the Holder effected during the 15th Business Day period.

(4) CONVERSION OF DEBENTURE. This Debenture shall be convertible into shares of the Company’s Common Stock, on the terms and conditions set forth in this Section 4.

(a) Conversion Right. Subject to the provisions of Section 4(a), and Section 4(f), at any time or times on or after the Issuance Date and not withstanding any pending Company Redemption, the Holder shall be entitled to convert the principal and interest into Common Shares at a rate of $0.0040 per share.

(b) Intentionally Deleted.

(c) “Conversion Amount” means the portion of the Principal and accrued Interest to be converted, redeemed or otherwise with respect to which this determination is being made.

(d) “Fixed Conversion Price” means, as of any Conversion Date (as defined below) or other date of determination, $0.0040, subject to adjustment as provided herein. All such determinations to be appropriately adjusted for any stock split, stock dividend, stock combination or other similar transaction.

(e) Intentionally Deleted.

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(f)	Mechanics of Conversion.

(i) Optional Conversion. To convert any Conversion Amount into shares of Common Stock on any date (a “Conversion Date”), the Holder shall (A) transmit by electronic mail (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York Time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Company and (B) if required by Section 4(e)(iii), surrender this Debenture to a nationally recognized overnight delivery service for delivery to the Company (or an indemnification undertaking reasonably satisfactory to the Company with respect to this Debenture in the case of its loss, theft or destruction). On or before the 5th Business Day following the date of receipt of a Conversion Notice (the “Share Delivery Date”), the Company shall (X) if legends are not required to be placed on certificates of Common Stock pursuant to the conversion and provided that the Transfer Agent is participating in the Depository Trust Company’s (“DTC”) Fast Automated Securities Transfer Program, credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program or if legends are required to be placed on certificates of Common Stock, issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled or have the shares issued in book entry and provide the Holder with evidence thereof. If this Debenture is physically surrendered for conversion and the outstanding Principal of this Debenture is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than 5 Business Days after receipt of this Debenture and at its own expense, issue and deliver to the holder a new Debenture representing the outstanding Principal not converted. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of this Debenture shall be treated for all purposes as the record holder or holders of such shares of Common Stock upon the transmission of a Conversion Notice.

(ii) Company’s Failure to Timely Convert. If within 5 Trading Days after the Company’s receipt by electronic mail a copy of a Conversion Notice the Company shall fail to issue and deliver a certificate to the Holder or credit the Holder’s balance account with DTC for the number of shares of Common Stock to which the Holder is entitled upon such conversion of any Conversion Amount (a “Conversion Failure”), and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by the Holder of Common Stock issuable upon such conversion that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within 5 Business Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions and other out of pocket expenses, if any) for the shares of Common Stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Bid Price on the Conversion Date.

(iii) Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Debenture in accordance with the terms hereof, the Holder shall not be required to physically surrender this Debenture to the Company unless (A) the full Conversion Amount represented by this Debenture is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Debenture upon physical surrender of this Debenture. The Holder and the Company shall maintain records showing the Principal and Interest converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Debenture upon conversion.

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(g)	Limitations on Conversions.

(i) Beneficial Ownership. The Company shall not effect any conversions of this Debenture and the Holder shall not have the right to convert any portion of this Debenture or receive shares of Common Stock as payment of interest hereunder to the extent that after giving effect to such conversion or receipt of such interest payment, the Holder, together with any affiliate thereof, would beneficially own (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion or receipt of shares as payment of interest. Since the Holder will not be obligated to report to the Company the number of shares of Common Stock it may hold at the time of a conversion hereunder, unless the conversion at issue would result in the issuance of shares of Common Stock in excess of 9.99% of the then outstanding shares of Common Stock without regard to any other shares which may be beneficially owned by the Holder or an affiliate thereof, the Holder shall have the authority and obligation to determine whether the restriction contained in this Section will limit any particular conversion hereunder and to the extent that the Holder determines that the limitation contained in this Section applies, the determination of which portion of the principal amount of this Debenture is convertible shall be the responsibility and obligation of the Holder. If the Holder has delivered a Conversion Notice for a principal amount of this Debenture that, without regard to any other shares that the Holder or its affiliates may beneficially own, would result in the issuance in excess of the permitted amount hereunder, the Company shall notify the Holder of this fact and shall honor the conversion for the maximum principal amount permitted to be converted on such Conversion Date in accordance with Section 4(a) and, any principal amount tendered for conversion in excess of the permitted amount hereunder shall remain outstanding under this Debenture. The provisions of this Section may be waived by a Holder (but only as to itself and not to any other Holder) upon not less than 65 days prior notice to the Company. Other Holders shall be unaffected by any such waiver.

(h)	Other Provisions.

(i) The Company shall at all times reserve and keep available out of its authorized Common Stock the full number of shares of Common Stock issuable upon conversion of all outstanding amounts under this Debenture; and within 5 Business Days following the receipt by the Company of a Holder’s notice that such minimum number of Underlying Shares is not so reserved, the Company shall promptly reserve a sufficient number of shares of Common Stock to comply with such requirement.

(ii) All calculations under this Section 4 shall be rounded to the nearest $0.0001 or whole share.

(iii) The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock solely for the purpose of issuance upon conversion of this Debenture and payment of interest on this Debenture, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holder, not less than such number of shares of the Common Stock as shall (subject to any additional requirements of the Company as to reservation of such shares set forth in this Debenture or in the Transaction Documents) be issuable (taking into account the adjustments and restrictions set forth herein) upon the conversion of the outstanding principal amount of this Debenture and payment of interest hereunder. The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid, nonassessable and, if the Underlying Shares Registration Statement has been declared effective under the Securities Act, registered for public sale in accordance with such Underlying Shares Registration Statement.

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(iv) Nothing herein shall limit a Holder’s right to pursue actual damages or declare an Event of Default pursuant to Section 2 herein for the Company’s failure to deliver certificates representing shares of Common Stock upon conversion within the period specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(5)	Merger or Consolidation.

(a) In case of any (1) merger or consolidation of the Company or any subsidiary of the Company with or into another Person, or (2) sale by the Company or any subsidiary of the Company of more than one-half of the assets of the Company in one or a series of related transactions, a Holder shall have the right to (A) exercise any rights under Section 2(b), (B) convert the aggregate amount of this Debenture then outstanding into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Common Stock following such merger, consolidation or sale, and such Holder shall be entitled upon such event or series of related events to receive such amount of securities, cash and property as the shares of Common Stock into which such aggregate principal amount of this Debenture could have been converted immediately prior to such merger, consolidation or sales would have been entitled, or (C) in the case of a merger or consolidation, require the surviving entity to issue to the Holder a convertible Debenture with a principal amount equal to the aggregate principal amount of this Debenture then held by such Holder, plus all accrued and unpaid interest and other amounts owing thereon, which such newly issued convertible Debenture shall have terms identical (including with respect to conversion) to the terms of this Debenture, and shall be entitled to all of the rights and privileges of the Holder of this Debenture set forth herein and the agreements pursuant to which this Debentures were issued. In the case of clause (C), the conversion price applicable for the newly issued shares of convertible preferred stock or convertible Debentures shall be based upon the amount of securities, cash and property that each share of Common Stock would receive in such transaction and the Fixed Conversion Price in effect immediately prior to the effectiveness or closing date for such transaction. The terms of any such merger, sale or consolidation shall include such terms so as to continue to give the Holder the right to receive the securities, cash and property set forth in this Section upon any conversion or redemption following such event. This provision shall similarly apply to successive such events.

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(6)	REISSUANCE OF THIS DEBENTURE.

(a) Transfer. If this Debenture is to be transferred, the Holder shall surrender this Debenture to the Company, whereupon the Company will, subject to the satisfaction of the transfer provisions of the Securities Purchase Agreement, forthwith issue and deliver upon the order of the Holder a new Debenture (in accordance with Section 6(d)), registered in the name of the registered transferee or assignee, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Debenture (in accordance with Section 6(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Debenture, acknowledge and agree that, by reason of the provisions of Section 4(e)(iii) following conversion or redemption of any portion of this Debenture, the outstanding Principal represented by this Debenture may be less than the Principal stated on the face of this Debenture.

(b) Lost, Stolen or Mutilated Debenture. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Debenture, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Debenture, the Company shall execute and deliver to the Holder a new Debenture (in accordance with Section 6(d)) representing the outstanding Principal.

(c) Debenture Exchangeable for Different Denominations. This Debenture is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Debenture or Debentures (in accordance with Section 6(d)) representing in the aggregate the outstanding Principal of this Debenture, and each such new Debenture will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

(d) Issuance of New Debentures. Whenever the Company is required to issue a new Debenture pursuant to the terms of this Debenture, such new Debenture (i) shall be of like tenor with this Debenture, (ii) shall represent, as indicated on the face of such new Debenture, the Principal remaining outstanding (or in the case of a new Debenture being issued pursuant to Section 6(a) or Section 6(c), the Principal designated by the Holder which, when added to the principal represented by the other new Debentures issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Debenture immediately prior to such issuance of new Debentures), (iii) shall have an issuance date, as indicated on the face of such new Debenture, which is the same as the Issuance Date of this Debenture, (iv) shall have the same rights and conditions as this Debenture, and (v) shall represent accrued and unpaid Interest from the Issuance Date.

(7) NOTICES. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered upon: (i) receipt, when delivered personally, (ii) 1 Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same, or (iii) receipt, when sent by electronic mail (provided that the electronic mail transmission is not returned in error or the sender is not otherwise notified of any error in transmission. The addresses and e-mail addresses for such communications shall be:

If to the Company, to:	Samsara Luggage, Inc.
One University Plaza - Suite 505 Hackensack, NJ 07601
	Attention:	Atara Dzikowski
	Telephone:	(855) 256-7477
	Email:	atara@samsaraluggage.com

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With a copy to:	Foley Shechter Ablovatskiy LLP
1001 Avenue of the Americas, 12th Floor
New York, NY 10018
	Attention:	Jonathan Shechter
	Telephone:	(212) 335-0465
	Email:	js@foleyshechter.com

If to the Holder:	Ilustrato Pictures International Inc.
26 Broadway, Suite 934
New York, NY 10004
	Attention:	Nicolas Link
	Telephone:	+971 58 589 4069
	Email:	nick.link@ilus-group.com

or at such other address and/or electronic email address and/or to the attention of such other person as the recipient party has specified by written notice given to each other party 5 Business Days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) mechanically or electronically generated by the sender’s computer containing the time, date, recipient’s electronic mail address and the text of such electronic mail or (iii) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by electronic mail or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

(8) Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligations of the Company, which are absolute and unconditional, to pay the principal of, interest and other charges (if any) on, this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed. This Debenture is a direct obligation of the Company. As long as this Debenture is outstanding, the Company shall not and shall cause their subsidiaries not to, without the consent of the Holder, (i) amend its certificate of incorporation, bylaws or other charter documents so as to adversely affect any rights of the Holder (which shall include combining (by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares); (ii) repay, repurchase or offer to repay, repurchase or otherwise acquire shares of its Common Stock or other equity securities other than as to the Underlying Shares to the extent permitted or required ; or (iii) enter into any agreement with respect to any of the foregoing.

(9) This Debenture shall not entitle the Holder to any of the rights of a stockholder of the Company, including without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into shares of Common Stock in accordance with the terms hereof.

(10) No indebtedness of the Company is senior to this Debenture in right of payment, whether with respect to interest, damages or upon liquidation or dissolution or otherwise. Without the Holder’s consent, the Company will not and will not permit any of their subsidiaries to, directly or indirectly, enter into, create, incur, assume or suffer to exist any indebtedness of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits there from that is senior in any respect to the obligations of the Company under this Debenture.

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(11) This Debenture shall be governed by and construed in accordance with the laws of the State of New Jersey, without giving effect to conflicts of laws thereof. Each of the parties consents to the jurisdiction of the Superior Courts of the State of New Jersey sitting in Union County, New Jersey and the U.S. District Court for the District of New Jersey sitting in Newark, New Jersey in connection with any dispute arising under this Debenture and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens to the bringing of any such proceeding in such jurisdictions.

(12) If the Company fails to strictly comply with the terms of this Debenture, then the Company shall reimburse the Holder promptly for all fees, costs and expenses, including, without limitation, reasonable attorneys’ fees and expenses incurred by the Holder in any action in connection with this Debenture, including, without limitation, those incurred: (i) during any workout, attempted workout, and/or in connection with the rendering of legal advice as to the Holder’s rights, remedies and obligations, (ii) collecting any sums which become due to the Holder, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, preservation or enforcement of any rights or remedies of the Holder.

(13) Any waiver by the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture. The failure of the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture. Any waiver must be in writing.

(14) If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Debenture as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

(15) Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(16) THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES’ ACCEPTANCE OF THIS AGREEMENT.

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(17) CERTAIN DEFINITIONS For purposes of this Debenture, the following terms shall have the following meanings:

(a) “Bloomberg” means Bloomberg Financial Markets.

(b) “Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a day on which banking institutions are authorized or required by law or other government action to close.

(c) “Change of Control Transaction” means the occurrence of (a) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 50% of the voting securities of the Company (except that the acquisition of voting securities by the Holder or any other current holder of convertible securities of the Company shall not constitute a Change of Control Transaction for purposes hereof), (b) a replacement at one time or over time of more than one-half of the members of the board of directors of the Company which is not approved by a majority of those individuals who are members of the board of directors on the date hereof (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof), (c) the merger, consolidation or sale of 50% or more of the assets of the Company or any subsidiary of the Company in one or a series of related transactions with or into another entity, or (d) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth above in (a), (b) or (c).

(d) “Closing Bid Price” means the price per share in the last reported trade of the Common Stock on a Primary Market or on the exchange which the Common Stock is then listed as quoted by Bloomberg.

(e) “Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Stock.

(f) “Commission” means the Securities and Exchange Commission.

(g) “Common Stock” means the common stock, par value $0.0001, of the Company and stock of any other class into which such shares may hereafter be changed or reclassified.

(j) (i) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

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(k) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

(l) “Original Issue Date” means the date of the first issuance of this Debenture regardless of the number of transfers and regardless of the number of instruments, which may be issued to evidence such Debenture.

(m) “Person” means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

(n) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(o) “Trading Day” means a day on which the shares of Common Stock are quoted on the Primary Market on which the shares of Common Stock are then quoted or listed; provided, that in the event that the shares of Common Stock are not listed or quoted, then Trading Day shall mean a Business Day.

(p) “Underlying Shares” means the shares of Common Stock issuable upon conversion of this Debenture or as payment of interest in accordance with the terms hereof.

(q) “VWAP" means, for any security as of any date, the daily dollar volume-weighted average price for such security as reported by Bloomberg, LP through its "Historical Price Table Screen (HP)" with Market: Weighted Avg function selected, or, if no dollar volume-weighted average price is reported for such security by Bloomberg, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Company has caused this Convertible Debenture to be duly executed by a duly authorized officer as of the date set forth above.

COMPANY:
SAMSARA LUGGAGE, INC.

By:	/s/ Atara Dzikowski
Name:	Atara Dzikowski
Title:	Chief Executive Officer

EXHIBIT I
CONVERSION NOTICE

(To be executed by the Holder in order to Convert the Debenture)

TO:

The undersigned hereby irrevocably elects to convert $ ________________________________ of the principal amount of Debenture No. SAML-6-1-1 into Shares of Common Stock of SAMSARA LUGGAGE, INC., according to the conditions stated therein, as of the Conversion Date written below.

Conversion Date:	_________________________________________________________

Conversion Amount to be converted:	$________________________________________________________

Conversion Price:	$________________________________________________________

Number of shares of Common Stock to be issued:	_________________________________________________________

Amount of Debenture Unconverted:	$

Please issue the shares of Common Stock in the following name and to the following address: Issue to:

Authorized Signature:	_________________________________________________________

Name:	_________________________________________________________

Title:	_________________________________________________________

Broker DTC Participant Code:

Account Number: